Auryn Identifies 17 High Priority Gold in Till Anomalies across the Committee Bay Belt

Vancouver, British Columbia – November 28th, 2016 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF) (“Auryn” or the “Company) is pleased to announce results from its belt wide till sampling program at the Committee Bay Gold Project located in Nunavut, Canada. The program was designed to screen the belt for the highest grade gold-in-till signatures to establish the priority sequencing for drill targets that could represent significant mineralized systems along the 300km Committee Bay greenstone belt.

Auryn COO & Chief Geologist, Michael Henrichsen commented, “Auryn’s belt wide till sampling program has identified 17 significant gold-in-till anomalies that represent large-scale mineralized systems within the Committee Bay gold belt. Our 2017 exploration program will be scaled to test each of the 17 multi-kilometer targets. ”

A total of 6450 till samples from the 2015 and 2016 till sampling programs identified 17 multi-kilometer long targets within 5 structural corridors across the belt defined by the 98th percentile of the results (see Figures 1 – 4). Fifteen percent of the belt still remains to be surveyed during the 2017 summer program. In conjunction with the till survey, selected areas were rock sampled to ascertain potential grades of mineralization within the identified till anomalies (see Auryn News Release Nov 25, 2016).

In the southwest region of the Committee Bay gold project, a total of 9 high priority gold-in-till anomalies have been identified. The previously recognized 20 km long north south trending gold-in-till structural corridor at Anuri has been extended to 30 km in length with a new anomaly being identified 10 km to the south of anomalies identified in 2015 (Figure 2).

A cluster of three new till anomalies were identified in the vicinity of Quartzite Ridge that have not seen any historical work. Finally, a very well defined till anomaly was identified in the Four Hills region that has a very similar dispersion pattern to that observed from the Three Bluffs deposit in the central part of the belt. This anomaly has not been drill tested. Historical drilling 5 km to the west of the Four Hills anomaly intersected 10.6 meters of 2.37g/t Au in an area of a weaker gold-in-till signature (Figure 5).

In the central region of the Committee Bay belt, in the vicinity of the Three Bluffs deposit, six gold-in-till anomalies were identified with four of them having seen no previous historical work (Figure 3). Till anomalies identified in the Three Bluffs deposit region demonstrate that there is a prominent north-south trend to mineralization situated along a set of secondary structures identified in the 2016 high resolution magnetics and EM airborne geophysical survey (Figure 6) defined by the Ridge, Prospector, Kanosak, Avinngaq, Orca, and Three Bluffs deposit anomalies. These till anomalies have demonstrated high grade potential form both historical and 2016 boulder and rock sampling. A second prominent northeast trend of mineralization has also been discovered on a set of northeast trending fault zones, defined by the Castle Rock East and Kallulik anomalies (Figure 6).

In the northeast region of the belt, two multi-kilometer long till anomalies were identified to the south of the Inuk prospect where previous drilling intersected 16m of 12g/t Au. These two anomalies are very significant in that they are located to the south of all previous historical gold bearing rock samples and till samples outlining potential new source areas in this region of the Committee Bay gold project (Figure 4).

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio.

Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru.

ON BEHALF OF THE BOARD OF
DIRECTORS OF AURYN
RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources

Cautionary Statements and Technical Disclosures

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

Till samples were collected mostly from active frost boils. Samples from 3 to 5 kg each sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are analysed using Ultra-Trace Au by Cyanide Extraction and ICP-MS finish method (Au-CN44) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed."

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com

For further details on Auryn Resources Inc., contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Figure 1: illustrates drill targets defined by the 98th percentile of tills within 5 structural corridors across the Committee Bay belt.

Target Areas – Southeast Region

Raven West
Raven
Coyote
Ziggy
Burro
Cop
Four Hills
Muskox
Umingmak
Anuri
Anuri Lakes
Anuri East
Maro
Quartzite Ridge
Ghost
Pickle
Ibex
West Plains
25 km
Legend
Source Target Areas
2015 Target
Au CN 44 (ppb)
< 0.50
0.51 - 1.50
1.51 - 3.00
3.01 - 4.50
4.51 - 7.00
> 7.00
Prospect
2015 RAB Holes
Pre 2015 Drilling

Figure 2: Illustrates the 9 highest priority till anomalies and potential source areas from the south-west region of the Committee Bay Belt.

Figure 3: Illustrates the 6 highest priority till anomalies and potential source areas from the Three Bluff region of the Committee Bay Belt.

Four Hills Till Anomaly Similar to Three Bluffs in Scale

Four Hills Prospect
Four Hills
DDH
2.37 g/t Au over 10.6m
Grab Samples
48.07 g/t Au
446.24 g/t Au
4 km

Three Bluffs Deposit
Three Bluffs
Indicated*: 501,000 oz @ 8.42 g/t Au
Inferred*: 472,000 oz @ 7.15 g/t Au
Grab Samples
91.48 g/t Au
85.82 g/t Au
* A subset of the April 2013 resource using a 3.5 g/t cutoff, refer to NI43-101 report dated August 29, 2016 filed under Auryn Resources profile at www.sedar.com.
4 km

Figure 5: Illustrates the similarity between the Four Hills and Three Bluffs deposit till anomalies. Note that the Four Hills till anomaly has a 3.5 km potential source area.

Three Bluffs Playing Field Till Anomalies

Three Bluffs NS corridor
Three Bluffs NE corridor
Orca
Aviinngaq
Kanosak
Castle Rock
Castle Rock East
Prospector
Ridge
Ridge South
Betwixt
Shamrock
Kallulik
Wrench
Bluff 7
Ice direction
Ledge
Vet
Antler
Three Bluffs
Hayes
10 km
N
Legend
Source Target Areas
Au CN 44 (ppb)
< 0.50
0.51 - 1.50
1.51 - 3.00
3.01 - 4.50
4.51 - 7.00
> 7.00
Prospect
Pre 2015 Drilling

Figure 6: Illustrates the two mineralized trends within the Three Bluffs region of the Committee Bay Belt. The north-south trend is defined by the Three Bluffs deposit, Ridge, Prospector, Kanosak, Avinngaq, and Orca till anomalies and are situated along a corridor of subtle north-south trending structures identified in the 2016 high resolution airborne magnetics and electromagnetics geophysical survey.